UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Linn Energy, LLC

(Name of Issuer)

Units Representing Limited Liability Company Interests

(Title of Class of Securities)

536020 10 0

(CUSIP Number)

David J. Grecco
650 Washington Road, 8th Floor
Pittsburgh, PA 15228
(412) 440-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael C. Linn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,248,425 units (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,248,425 units (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,248,425 units (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

(1)                   As described in Item 3 and Item 6 of this Amendment No. 1, the Reporting Person acquired beneficial ownership of additional Units in January 2007 due to the vesting of certain options, the issuance of certain Units in accordance with their original contractual terms and unitholder approval of a restricted Unit award to the Reporting Person.  In particular, options to acquire 37,083 Units vested on the January 19, 2007 (the first anniversary of the Issuer’s closing of its initial public offering), and the Issuer’s obligation to issue 625,781 Units to the Reporting Person vested on January 22, 2007 (the first business day following the first anniversary of the Issuer’s initial public offering pursuant to the terms and conditions of the Reporting Person’s Employment Contract with the Issuer).  Of the 625,781 units, 226,561 Units were withheld by the Issuer to satisfy tax withholding obligations, resulting in a total of 399,220 Units being issued to the Reporting Person on January 22, 2007.  In addition, on December 6, 2006 the Compensation Committee of the Issuer’s Board of Directors approved an award of 150,000 restricted Units to the Reporting Person, subject to unitholder approval of certain amendments to the Issuer’s Long Term Incentive Plan.  On January 18, 2007 the Issuer’s unitholders approved the amendments to the incentive plan and the related award to the Reporting Person. Under the terms of this Unit award, the 150,000 restricted Units will vest in equal annual installments over three years and will vest in full upon a change of control or a termination without cause, with good reason or upon the Reporting Person’s death or disability.  The percent of class being reported as beneficially owned by the Reporting Person gives effect to these 150,000 restricted Units that are approved but not yet outstanding as of the date hereof.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to units representing limited liability company interests (“Units”) in Linn Energy, LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 600 Travis, Suite 7000, Houston, Texas 77002.

Item 2.	Identity and Background

(a)    This Amendment No. 1 is filed by Michael C. Linn (the “Reporting Person”).

(b)    The business address of the Reporting Person is 600 Travis, Suite 7000, Houston, Texas 77002.

(c)    The Reporting Person’s principal occupation is to serve as the Chairman, President and Chief Executive Officer of the Issuer.

(d) — (e)  During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States and a resident of Pittsburgh, Pennsylvania.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the closing of the Issuer’s initial public offering of 11,750,000 Units (the “Offering”) on January 19, 2006, the Reporting Person owned a membership interest in the Issuer which entitled him to approximately 4.6% of the distributions of the Issuer (“Linn’s Membership Interest”).  Immediately following the closing of the Offering and pursuant to the terms of the Stakeholders’ Agreement described in Item 6 of this Amendment No. 1, Linn’s Membership Interest was partially redeemed by the Issuer for $3.0 million and the remainder was exchanged for 3,662,122 Units.

In January 2007 the Reporting Person acquired beneficial ownership of additional Units due to the vesting of certain options, the issuance of certain Units in accordance with their original contractual terms, and unitholder approval of a restricted Unit award to the Reporting Person. As described in Item 6, options to acquire 37,083 Units vested on January 19, 2007 (the first anniversary of the closing of the Offering), and the Issuer’s obligation to issue 625,781 Units vested on January 22, 2007 (the first business day following the first anniversary of the closing of the Offering pursuant to the terms and conditions of the Reporting Person’s Employment Contract with the Issuer).  Of the 625,781 units, 226,561 Units were withheld by the Issuer to satisfy tax withholding obligations, resulting in a total of 399,220 Units being issued to the Reporting Person on January 22, 2007.  In addition, on December 6, 2006 the Compensation Committee of the Issuer’s Board of Directors approved an award of 150,000 restricted Units to the Reporting Person, subject to unitholder approval of certain amendments to the Issuer’s Long Term Incentive Plan.  On January 18, 2007 the Issuer’s unitholders approved the amendments to the incentive plan and the related award to the Reporting Person. Under the terms of this Unit award, the 150,000 restricted Units will vest in equal annual installments over three years and will vest in full upon a change of control or a termination without cause, with good reason or upon the Reporting Person’s death or disability.  The percent of class being reported as beneficially owned by the Reporting Person gives effect to these 150,000 restricted Units that are approved but not yet outstanding as of the date hereof.  There was no consideration paid by the Reporting Person with respect to the additional 586,303 Units being reported as beneficially owned by the Reporting Person in this Amendment No. 1.

Item 4.	Purpose of Transaction

The Units reported in Item 3 of this Amendment No. 1 were acquired for investment purposes.  Through his position as the President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer, the Reporting Person has the ability to influence the management policies of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Person’s investment.

As of the date of this Amendment No. 1, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or his affiliates may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Units now owned or hereafter acquired by them to one or more purchasers:

•        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•        an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•        a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•        any material change in the present capitalization or distribution policy of the Issuer;

•        any other material change in the Issuer’s business or limited liability company structure;

•        changes in the Issuer’s certificate of formation, limited liability company agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•        any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters.  In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

Item 5.	Interest in Securities of the Issuer

(a)     The Reporting Person is the record and beneficial owner of 4,248,425 Units, which, based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 42,990,238 Units outstanding as of January 23, 2007, constitutes 9.9% of the outstanding Units.

(b)    The information set forth in Items 7 through 11 of the cover page of this Amendment No. 1 is incorporated herein by reference.

(c)     Except as described in Item 3 of this Amendment No. 1 or elsewhere in this Amendment No. 1, the Reporting Person has not effected any transactions in the Units during the past 60 days.

(d)    The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Units reported by the Reporting Person on the cover page of this Amendment No. 1 and in this Item 5.  No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 of this Amendment No. 1 is hereby incorporated by reference herein.

Stakeholders’ Agreement

Prior to consummation of the Offering, the Reporting Person, Roland P. Keddie, Geral W. Merriam, Quantum Energy Partners II, LP (“QEP”), Clark Partners I, L.P., Kings Highway Investment, LLC, and Wauwinet Energy Partners, LLC, constituting all of the pre-Offering members of the Issuer, entered into a Stakeholders’ Agreement relating to:

•        the redemption and/or exchange, as applicable, of their respective membership interests in the Issuer;

•        certain corporate governance matters; and

•        registration rights for the benefit of certain of such existing members.

Redemption and Equity Exchange

Pursuant to the terms of the Stakeholders’ Agreement, at the closing of the Offering, a portion of the Issuer’s existing members’ membership interests were redeemed for cash with proceeds from the Offering, and immediately following such redemption, the remaining membership interests of all of the Issuer’s existing members were exchanged for Units.  Each existing member was allocated cash and/or Units based on a formula that was tied to the initial public offering price of $21.00 per Unit.  Specifically, the Stakeholders’ Agreement provided that upon the closing of the Offering, a “residual equity value” of the Issuer was determined by subtracting from the total post-offering market capitalization of the Issuer:

•        the amount of the Offering proceeds used to reduce indebtedness outstanding under the Issuer’s revolving credit facility and repay in full the borrowings under the Issuer’s subordinated term loan ($122 million in the aggregate);

•        the Offering expenses, which included one-time bonus payments made upon completion of the Offering to each of the Reporting Person and the Executive Vice President and Chief Financial Officer of the Issuer; and

•        the value of the restricted Units issued to the Executive Vice President and Chief Financial Officer of the Issuer upon completion of the Offering.

The “residual equity value” was allocated to the Issuer’s existing members based on the liquidating distribution provisions of the Issuer’s limited liability company agreement prior to the amendment of that agreement concurrently with the Offering. The “residual equity value” allocated to QEP, Clark Partners I, L.P., Kings Highway Investment, LLC, and Wauwinet Energy Partners, LLC was further adjusted by adding offering expenses associated with any exercise of the underwriters’ option to purchase additional Units in proportion to their respective initial investments in the Issuer.

Corporate Governance

Pursuant to the Stakeholders’ Agreement, the Issuer’s members agreed to amend and restate the Issuer’s limited liability company agreement simultaneously with the closing of the Offering to do the following, among other things:

•        establish a board of directors consisting of five members, three of whom would be independent and each of whom will be elected annually by the Issuer’s unitholders; and

•        establish an audit committee, a compensation committee, a conflicts committee and a nominating committee.

Registration Rights

Pursuant to the Stakeholders’ Agreement, QEP has the right to require the Issuer, for the benefit of itself and Clark Partners I, L.P., Kings Highway Investment, LLC, and Wauwinet Energy Partners, LLC, the registration of the Units acquired by them upon consummation of the Offering. Subject to the terms of the Stakeholders’ Agreement, QEP and/or certain of its permitted transferees are entitled to make three such demands for registration. In addition, QEP, Clark Partners I, L.P., Kings Highway Investment, LLC, Wauwinet Energy Partners, LLC and/or their respective permitted transferees may include any of their Units in a registration by the Issuer of other Units, including Units offered by the Issuer or any unitholder, subject to customary exceptions.

The Issuer’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”)

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of directors

The LLC Agreement provides that the Issuer will have a board of not less than three and no more than eleven members. Holders of the Issuer’s Units, voting together as a single class, will elect its directors.

Issuance of additional Units	No approval right.

Amendment of the limited liability company agreement	Certain amendments may be made by the Issuer’s board of directors without the approval of the unitholders. Other amendments generally require the approval of a Unit majority.

Merger of the Issuer or the sale of all or substantially all assets	Unit majority.

Dissolution of the Issuer	Unit majority.

Matters requiring the approval of a “Unit majority” require the approval of a majority of the Units outstanding.  The LLC Agreement sets forth the full voting rights of the unitholders of the Issuer.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class in the Issuer, such person will have the right to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by the Issuer’s management, on at least ten but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•        the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•        the closing market price as of the date three days before the date the notice is mailed.

Amended and Restated Employment Agreement

On December 14, 2005, the Reporting Person and Linn Operating, Inc., a wholly owned subsidiary of the Issuer, entered into an Amended and Restated Employment Agreement (the “Employment Agreement”), certain terms of which are described below.

Unit Awards

Pursuant to the Employment Agreement, upon the closing of the Offering, the Reporting Person was granted an option to purchase 111,250 Units at an exercise price of $21.00 per Unit, such option to vest in three equal annual installments beginning on the first anniversary of the Offering. A total of 37,083 of such options vested on January 19, 2007 (the first anniversary of the Offering).  In addition, the Employment Agreement provides that the Reporting Person is entitled to a grant of 625,781 Units on the first business day following first anniversary of the Offering if he remains employed by the Issuer through such date. All 625,781 of such Units vested on January 22, 2007, and a total of 399,220 Units were issued to the Reporting Person after the Issuer withheld 226,561 Units for tax obligations.

On December 6, 2006 the Compensation Committee of the Issuer’s Board of Directors approved an award of 150,000 restricted Units to the Reporting Person, subject to unitholder approval of certain amendments to the Issuer’s Long Term Incentive Plan.  On January 18, 2007 the Issuer’s unitholders approved the amendments to the incentive plan and the related award to the Reporting Person. Under the terms of this Unit award, the 150,000 restricted Units will vest in equal annual installments over three years and will vest in full upon a change of control or a termination without cause, with good reason or upon the Reporting Person’s death or disability.  The percent of class being reported as beneficially owned by the Reporting Person gives effect to these 150,000 restricted Units that are approved but not yet outstanding as of the date hereof.

Registration Rights

At any time after the earlier to occur of 18 months following the Offering or the date on which QEP holds less than 50% of the Units held by it immediately following the Offering, the Reporting Person will have piggyback registration rights, subject to customary exceptions, to include any of his Units in a registration by the Issuer of other Units, including Units offered by the Issuer or any unitholder.

To the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person any other person with respect to any securities of the Issuer.

References to, and descriptions of, the Stakeholders’ Agreement in this Item 6 are qualified in their entirety by reference to the Stakeholders’ Agreement filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) on June 3, 2005, which agreement is incorporated by reference into this Item 6 in its entirety.  References to, and descriptions of, the Second Amended and Restated Limited Liability Company Agreement of the Issuer in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K on January 19, 2006, which agreement is incorporated by reference into this Item 6 in its entirety.  References to, and descriptions of, the Employment Agreement in this Item 6 are qualified in their entirety by reference to the Amended and Restated Employment Agreement filed as Exhibit 10.12 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) on December 14, 2005, which agreement is incorporated by reference into this Item 6 in its entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit A

Stakeholders’ Agreement, dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) filed with the Securities and Exchange Commission on June 3, 2005).

Exhibit B

Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated January 19, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2006).

Exhibit C

Amended and Restated Employment Agreement, dated December 14, 2005 (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) filed with the Securities and Exchange Commission on December 14, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

/s/ Michael C. Linn
Michael C. Linn

EXHIBIT INDEX

Exhibit A

Stakeholders’ Agreement, dated June 2, 2005 (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) filed with the Securities and Exchange Commission on June 3, 2005).

Exhibit B

Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated January 19, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2006).

Exhibit C

Amended and Restated Employment Agreement, dated December 14, 2005 (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125501) filed with the Securities and Exchange Commission on December 14, 2005).